SPARTA                                      The Source for Powersports Financing
COMMERCIAL SERVICES                                     www.spartacommercial.com


                                         January 6, 2006

VIA FAX AND EDGAR

Ms. Margaret Fitzgerald Division of Corporate Finance U.S. Securities & Exchange Commission Washington, D.C. 20549

Re:      Sparta Commercial Services, Inc.
         Form 10-KSB for Fiscal Year Ended April 30, 2005
         Filed July 25, 2005
         File No. 000-09483

Dear Ms. Fitzgerald :

This will acknowledge receipt of the letter of comment dated December 21, 2005 with regard to the above referenced filing. Our response, which reference your comment number, follow.

Results of Operations
---------------------
Comparison of the Year Ended April 30, 2005 to the Year Ended April 30, 2004
----------------------------------------------------------------------------
Net Loss, page 18
-----------------

Comment 1 - Response:

We have amended our Form 10-KSB, which has been filed via Edgar, to present the payment for the option as a separate line item on the consolidated statement of losses. In subsequent filings, we will also present the payment for the option as a separate line item on the consolidated statement of losses, and we will provide the requested disclosures in future filings.

Comment 2 - Response

We have filed via Edgar the paper correspondence which was submitted via fax on December 14, 2005 and December 19, 2005.

We thank you for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact me at 212.239.2666.

                                           Yours truly,

                                           SPARTA COMMERCIAL SERVICES, INC.

                                           /s/ A. L. Havens
                                           --------------------------------
                                           Anthony L. Havens, President

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